

June 16, 2010

Mr. Mark Morrison
Chief Executive Officer and President
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, TX 76102

      Re: Hallmark Financial Services, Inc.
              Form 10-K
              Filed March 25, 2010
              File No. 001-11252

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Business
Analysis of Loss and LAE Reserve development, page 14

1. Please revise to reconcile net reserve and net re-estimated reserve to gross reserve and gross re-estimated reserve for each of the 10 years presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates and Judgments
Reserves for unpaid losses and LAE, page 27

2. Since you derive a material portion of your earned premiums from assumed reinsurance please disclose the following related to your assumed business:

   - Whether the policies are assumed on a prospective or retrospective basis and describe how your liabilities are determined:

- The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
- The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;
- The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
- What process management performs to determine the accuracy and completeness of the information received from the cedants;
- How management resolves disputes with cedants and how often disputes occur;
- How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology, and
- Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Results of Operations, page 29

3. Assumed earned premiums were 33%, 38%, and 38% of net earned premiums in 2009, 2008, and 2007. To the extent, that reinsurance premiums assumed are estimated, please revise your disclosures to provide the following information:

- The key assumptions used to arrive at your best estimate of the assumed premium estimate; and,
- The effect on your results of operations for each period presented resulting from recording changes in your estimated premiums.

Consolidated Financial Statements
3. Fair Value, page F-25

4. Please revise your disclosure to include the following information as they relate to your Level 2 valuations:

- The source(s) of the quoted prices;
- If the source of the quoted prices is a third party, whether the quotes are binding;
- The number of quotes you obtain;
- If you obtain multiple varying quotes, how you determine the fair value to be recorded;
- Whether and if so, how much, you adjust the quoted price;
- Description of the pricing model and the inputs you use in fair valuing the investments in the event that the quotes are not available;

- Quantify the inputs used to determine the fair value of each class of assets and liabilities; and,
- Quantify the fair value of Level 2 instruments that were based on third party quotes verses a pricing model.

6. Reinsurance, page F-30

5. Please disclose the following for your fronting arrangements:
    - The business purpose of the fronting arrangements;
    - The amount of business assumed under fronting arrangements versus other assumed business arrangements over the last three years;
    - The material terms of your fronting agreements, including the states that you underwrite business through a fronting company, the insurance products underwritten via a fronting company, the fee structure of the fronting arrangement, collateral posting requirements and the circumstances under which the fronting company could require that you post additional collateral. Similarly, to the extent your other assumed business arrangements are material, disclose the significant terms of the significant reinsurance policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant